Exhibit 2.4

GADSDEN GROWTH PROPERTIES, INC.

15150 N. Hayden Road, Suite 220

Scottsdale, Arizona 85260

January 25, 2019

FC Global Realty Incorporated

2300 Computer Drive, Building G

Willow Grove, PA 19090

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger by and among FC Global Realty Incorporated, FC Merger Sub, Inc., Gadsden Growth Properties, Inc., and Gadsden Growth Properties, L.P., dated as of November 8, 2018, as amended (the “Merger Agreement”). Capitalized terms used in this letter that are not otherwise defined shall have the respective meanings ascribed thereto in the Merger Agreement.

It is anticipated that, prior to the time of the merger of FC Merger Sub, Inc. with and into Gadsden Growth Properties, Inc. contemplated by such Agreement and Plan of Merger, FC Global Realty Incorporated will have been converted into Gadsden Properties, Inc.

Please confirm, by your signature below, that:

1.           Promptly following such merger of FC Merger Sub, Inc. with and into Gadsden Growth Properties, Inc., and as part of the overall plan of reorganization contemplated by the Merger Agreement, Gadsden Growth Properties, Inc. will be merged with and into a limited liability company (or other business entity) disregarded for Federal income tax purposes as separate from Gadsden Properties, Inc., with such limited liability company (or other business entity) as the survivor.

2.           Parent and Gadsden agree that the expiration of the “Exclusivity Period” shall be February 28, 2019.

Please indicate your acceptance with the terms of the foregoing which shall amend the Merger Agreement as of the date first written above.

GADSDEN GROWTH PROPERTIES, INC.

By:	/s/ John Hartman
Name: John Hartman
Title: CEO

FC GLOBAL REALTY INCORPORATED

By:	/s/ Michael Stewart
Name: Michael Stewart
Title: CEO